

Sebastian Sajoux · 2nd

CEO @ Arqlite - Innovation for the planet

Irvine, California, United States · **Contact info**

500+ connections

 **2 mutual connections:** Jonny Price and Tyler Callaghan

Connect   🔒 **Message**   More

 **Arqlite - Construction + Environment**

 **Fundación Universitaria Iberoamericana**

About

Businessman and entrepreneur, dedicated to promote environmental sustainability and rational use of resources between governments, businesses and individuals.

With extensive experience dealing with consumer brands through marketing and Corporate Sustainab ...see more

Featured

Post



Arqlite US featured on Spectrum News LA

Santa Ana start-up company gives old plastic new life

spectrumnews1.com · 3 min read

👍💚❤ 85   8 comments

Activity

3,238 followers   ⊕ Follow

Sebastian Sajoux reshared a post · 3mo

 **A company's 'smart gravel' features 10 times the insulation of rival material**

interestingengineering.com · 4 min read

👍❤ 3

Sebastian Sajoux posted this · 3mo

Great article about Arqlite Smart Gravel on **Interesting Engineering**

 **A company's 'smart gravel' features 10 times the insulation of rival material**

interestingengineering.com · 4 min read

👏 27   1 comment

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Experience

 **CEO**

Arqlite - Construction + Environment · Full-time

Aug 2014 - Present · 7 yrs 10 mos
California, United States

We transform plastic waste into value by recycling it into new sustainable materials for massive use in the construction industry. The process helps mitigate waste pollution as well as improving concrete's



Founder & CEO
B-GREEN - Certified B Corporation
Jul 2013 - Jan 2017 · 3 yrs 7 mos
Buenos Aires, Argentina

We provide sustainability consulting, logistics and support to corporations, governments and the broad community, operating transversally with the different areas: CSR, HHRR, Marketing and Sustainability,



Partner
Ideas en Imagenes
Sep 2009 - Dec 2013 · 4 yrs 4 mos

Estudio de comunicación, dedicado a la creación y diseño de imágenes corporativas y publicitarias.



Socio Gerente
PHOTO
Jan 2000 - May 2011 · 11 yrs 5 mos

Una nueva cultura de la Imagen en fotografía, aplicada a los mejores eventos sociales de la Argentina y el mundo.

Education



Fundación Universitaria Iberoamericana
Master en Consultoría Ambiental, Medioambiente
2012 - 2013

Activities and societies: Consultoría Medioambiental

El Programa de Consultoría Ambiental proporciona los conocimientos necesarios para tomar la decisión más oportuna en todo momento en base a criterios ecológicos, económicos y sociales.



UADE
Marketing
1994 - 1998



ST. LUKES
Bachillerato Bilingüe
1980 - 1994

Licenses & certifications



Climate Change in Four Dimensions
Coursera Course Certificates
Issued Sep 2014 · No Expiration Date
Credential ID N4R2MN7MNJ

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The Age of Sustainable Development
Coursera
Issued Apr 2014 · No Expiration Date
Credential ID N4R2MN7MNJ

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Volunteering



Miembro
Nuevos Aires
Jun 2012 - Present · 10 yrs
Civil Rights and Social Action

Nuevos Aires es un espacio abierto, orientado a empresarios, organizaciones y empresas, cuyo principal objetivo es contribuir al desarrollo sustentable económico, social y ambiental de la comunidad, mediante



Mesa Ambiental
INICIA

May 2012 - Present · 10 yrs 1 mo
Economic Empowerment

La misión de INICIA es promover la creación y desarrollo de emprendimientos sustentables que contribuyan a la generación de valor económico, social, cívico o ambiental para nuestra comunidad.

Skills

Corporate Communications · 13

Corporate Social Responsibility · 12

Marketing Communications · 11

Show all 19 skills →

Recommendations

Received   Given



Trinidad Michelich · 3rd
Head of office and new business development at REMOLINO NY
September 4, 2009, Trinidad was Sebastian's client

gracias a Sebas Sajoux por producirnos imagenes fuera de lo convencional y de nivel sueperior, con una cercania al cliente y experiencia claves en su tarea. Siempre es un placer trabajar con el equipo de Photo.



Nacho Martin · 3rd
Director en Martin Films USA/Arg.
July 8, 2009, Nacho was Sebastian's client

Excelente profesional, detallista y creativo



Federico Bianchi 🔗 · 2nd
COO & Head of Product at Wimet | Shaping the Future of Work
June 17, 2009, Federico was Sebastian's client

Sebastián es un gran profesional. Confiamos en el y su equipo desde el año 2007, y los resultados son excelentes.

Exitos!

Show all 8 received →

Honors & awards

1er Premio CCAB al Liderazgo Sostenible en la categoría PyMES
Issued by Cámara de Comercio Argentino Británica · Oct 2014
Associated with B-GREEN - Certified B Corporation

Premio CCAB al Liderazgo Sostenible en la categoría 'Microemprendimientos y Profesionales Independientes'
Issued by Camara Comercio Argentino Británica · Oct 2013
Associated with B-GREEN - Certified B Corporation

Buenos Aires, 3 de octubre de 2013 – La Cámara de Comercio Argentino-Británica premió las iniciativas más innovadoras que se están desarrollando en materia de sostenibilidad en el país y que participaron en esta primera

B-Corporation
Issued by B Lab · Jan 2013
Associated with B-GREEN - Certified B Corporation

B Corps are a new type of corporation which uses the power of business to solve social and environmental problems.

Show all 4 honors & awards →

Languages

Español
Native or bilingual proficiency

Francés
Limited working proficiency

Limited working proficiency

Inglés
Native or bilingual proficiency

Show all 4 languages →

Interests

Influencers Companies Groups Schools



Isabelle Kocher de Leyritz · 3rd
Promoting the world Zero Carbon Transition / Former CEO of ENGIEgroup
136,328 followers

Causes

Civil Rights and Social Action • Economic Empowerment • Environment • Human Rights • Poverty Alleviation